UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 15

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CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 333-176538

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NEW ENTERPRISE STONE & LIME CO., INC.
(Exact name of registrant as specified in its charter)

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3912 Brumbaugh Road P.O. Box 77 New Enterprise, PA 16664 (814) 766-2211
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

11% Senior Notes due 2018
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

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Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports: **

Rule 12g-4(a)(1)	*
Rule 12g-4(a)(2)	*
Rule 12h-3(b)(1)(i)	*
Rule 12h-3(b)(1)(ii)	*
Rule 15d-6	X
Approximate number of holders of record as of the certification or notice date:  1

EXPLANATORY NOTE
** In 2011, New Enterprise Stone & Lime Co., Inc. (the “Company”), registered the 11% Senior Notes due 2018 and the related guarantees (the “Securities”) under the Securities Act of 1933, as amended, pursuant to a Form S-4 declared effective by the Securities Exchange Commission (the “Commission”). The Indenture pursuant to which the outstanding Securities were issued was satisfied and discharged on March 15, 2017, and as a result, the Company no longer has a contractual obligation to file reports under the Securities Exchange Act of 1934, amended (the “Exchange Act”). All of the outstanding Securities will be redeemed on April 14, 2017, and as a result, there will be no outstanding Securities as of that date. Pursuant to Section 15(d) of the Exchange, the duty of the Company to file reports under Section 15 of the Exchange Act as a result of the registration of the Securities pursuant to Form S-4 in 2011 was suspended commencing with the fiscal year beginning March 1, 2012, because the Securities were held of record by less than 300 persons as of that date. The Company has nevertheless continued to file Exchange Act reports with the Commission on a voluntary basis. The Company is filing this Form 15 to provide notice of its intention to cease voluntarily filing reports with the Commission under Section 15 of the Exchange Act. (As confirmed by guidance published by the Commission staff, the automatic suspension is granted by statute and is not contingent upon the filing of this Form 15, whether within 30 days after the beginning of the fiscal year as set forth in Rule 15d-6 or otherwise.) The Registrant’s 13% Senior Secured Notes due 2018 were previously redeemed, and ceased to be outstanding, on August 8, 2016.

Pursuant to the requirements of the Exchange Act, New Enterprise Stone & Lime Co., Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: April 6, 2017	By:	/s/ Paul I. Detwiler, III
Paul I. Detwiler, III
Director and President, Chief Executive Officer and Secretary